UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2012

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2012

ITEM 1 - FINANCIAL STATEMENTS

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended
	March 31,
	2012	2011
	$	$
REVENUES (note 8b)	244,598	233,771

OPERATING EXPENSES
Voyage expenses	36,481	25,465
Vessel operating expenses (note 8b, 9)	71,007	75,130
Time-charter hire expense	13,617	20,270
Depreciation and amortization	49,611	45,570
General and administrative (note 8b, 9)	20,136	18,730
Loss on sale of vessel	—	171
Write-down of vessel (note 13)	—	900
Restructuring charge (note 6)	—	3,924

Total operating expenses	190,852	190,160

Income from vessel operations	53,746	43,611

OTHER ITEMS
Interest expense (note 5)	(12,776)	(8,469)
Interest income	212	129
Realized and unrealized gains on non-designated derivative instruments (note 9)	16,239	10,840
Foreign currency exchange loss (note 9)	(2,758)	(799)
Other income – net (note 7)	1,425	1,310

Total other items	2,342	3,011

Income before income tax expense	56,088	46,622
Income tax expense (note 10)	(1,485)	(2,653)

Net income	54,603	43,969

Non-controlling interest in net income	1,969	20,593
General Partner’s interest in net income	3,056	2,007
Limited partners’ interest: (note 12)
Net income	49,578	21,369
Net income per common unit (basic and diluted)	0.70	0.37

Weighted-average number of units outstanding:
- Common units (basic and diluted) (note 12)	70,626,554	57,170,219

Cash distributions declared per unit	0.5000	0.4750

Related party transactions (note 8)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2012	2011
	$	$
Net Income	54,603	43,969

Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments (note 9)	989	1,983
Realized net gain on qualifying cash flow hedging instruments (note 9)	(180)	(765)

Other comprehensive income	809	1,218

Comprehensive income	55,412	45,187

Non-controlling interest in comprehensive income	1,969	21,038
Partners’ interest in comprehensive income	53,443	24,149

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	March 31, 2012	December 31, 2011
	$	$
ASSETS
Current
Cash and cash equivalents	234,742	179,934
Accounts receivable, including non-trade of $13,400 (December 31, 2011 - $12,700)	84,403	83,129
Vessels held for sale (note 3a)	19,000	19,000
Net investments in direct financing leases - current	13,878	17,096
Prepaid expenses	47,569	36,963
Due from affiliates (note 8c)	8,068	6,138
Current portion of derivative instruments (note 9)	7,196	4,318
Other current assets	1,181	1,181

Total current assets	416,037	347,759

Vessels and equipment
At cost, less accumulated depreciation of $1,282,831 (December 31, 2011 - $1,269,219)	2,493,934	2,539,949
Advances on newbuilding contracts	46,333	45,637
Net investments in direct financing leases	31,511	33,210
Derivative instruments (note 9)	8,547	877
Other assets	31,710	28,540
Intangible assets – net	20,114	21,644
Goodwill – shuttle tanker segment	127,113	127,113

Total assets	3,175,299	3,144,729

LIABILITIES AND EQUITY
Current
Accounts payable	18,015	16,732
Accrued liabilities (note 9)	80,948	82,488
Due to affiliates (note 8c)	52,237	39,678
Current portion of long-term debt (note 5)	214,274	229,365
Current portion of derivative instruments (note 9)	47,867	46,396
Current portion of in-process revenue contracts	12,744	13,550

Total current liabilities	426,085	428,209

Long-term debt (note 5)	1,847,607	1,799,711
Derivative instruments (note 9)	215,318	244,998
In-process revenue contracts	110,896	113,202
Other long-term liabilities, including an amount due to parent of $5.3 million (December 31, 2011 - $5.2 million)	35,904	35,569

Total liabilities	2,635,810	2,621,689

Commitments and contingencies (note 5, 9, 11)
Redeemable non-controlling interest (note 11b)	37,805	38,307
Non-controlling interest	42,046	40,622
Partners’ equity	459,383	444,665
Accumulated other comprehensive income (loss)	255	(554)

Total equity	501,684	484,733

Total liabilities and total equity	3,175,299	3,144,729

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2011
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	54,603	43,969
Non-cash items:
Unrealized gain on derivative instruments (note 9)	(37,948)	(30,298)
Depreciation and amortization	49,611	45,570
Loss on sale and write down of vessel	—	1,071
Deferred income tax expense (note 10)	123	1,169
Foreign currency exchange loss and other	6,797	5,965
Change in non-cash working capital items related to operating activities	(1,581)	1,041
Expenditures for dry docking	(412)	(7,169)

Net operating cash flow	71,193	61,318

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	233,202	177,644
Scheduled repayments of long-term debt (note 5)	(21,154)	(44,441)
Prepayments of long-term debt	(188,274)	(50,360)
Advance from joint venture partner	—	14,500
Contribution by Teekay Corporation relating to acquisition of Rio das Ostras	—	1,000
Purchase of 49% interest in Teekay Offshore Operating L.P. (note 8a)	—	(160,000)
Equity contribution from joint venture partner	1,000	750
Cash distributions paid by the Partnership	(37,801)	(27,723)
Cash distributions paid by subsidiaries to non-controlling interests	(2,047)	(17,449)
Other	(4,029)	—

Net financing cash flow	(19,103)	(106,079)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(2,199)	(9,197)
Direct financing lease payments received	4,917	5,473
Proceeds from sale of vessels and equipment	—	5,054
Investment in direct financing lease assets	—	370

Net investing cash flow	2,718	1,700

Increase (decrease) in cash and cash equivalents	54,808	(43,061)
Cash and cash equivalents, beginning of the period	179,934	166,483

Cash and cash equivalents, end of the period	234,742	123,422

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
	Limited Partner		General	Accumulated Other Comprehensive Income (Loss)	Non- controlling	Total	Redeemable Non- controlling
	Common Units	$	Partner $	(Note 9) $	Interest $	Equity $	Interest $
Balance as at December 31, 2011	70,627	429,536	15,129	(554)	40,622	484,733	38,307

Net income	—	49,578	3,056	—	1,969	54,603	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	(170)	(170)	170
Other comprehensive income	—	—	—	809	—	809	—
Cash distributions	—	(35,313)	(2,488)	—	(1,375)	(39,176)	(672)
Contribution of capital from joint venture partner	—	—	—	—	1,000	1,000	—
Other	—	(115)	—	—	—	(115)	—

Balance as at March 31, 2012	70,627	443,686	15,697	255	42,046	501,684	37,805

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and variable interest entities for which Teekay Offshore Partners L.P. or its subsidiaries are the primary beneficiaries (see note 11) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2011, which are included in the Partnership’s Annual Report on Form 20-F. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months and lower in the summer months, as generally there is higher maintenance in the oil fields during the summer months, which leads to lower oil production, and thus, lower shuttle tanker utilization during that period. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Adoption of New Accounting Policies

In January 2012, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 820, Fair Value Measurement, which clarifies or changes the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this standard did not have an impact on the Partnership’s consolidated financial statements other than the disclosures as presented in note 3 – Financial Instruments.

3.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2011. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at a fair value on a recurring basis.

		March 31, 2012		December 31, 2011
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level	$	$	$	$
Recurring:
Cash and cash equivalents	Level 1	234,742	234,742	179,934	179,934
Contingent consideration	Level 3	(10,348)	(10,348)	(10,894)	(10,894)
Derivative instruments (note 9)
Interest rate swap agreements	Level 2	(272,302)	(272,302)	(297,979)	(297,979)
Cross currency swap agreement	Level 2	10,764	10,764	2,677	2,677
Foreign currency forward contracts	Level 2	5,036	5,036	(1,078)	(1,078)
Non-Recurring:
Vessels held for sale	Level 2	—	—	19,000	19,000
Vessels and equipment	Level 2	—	—	42,848	42,848
Other:
Long-term debt (note 5)	Level 2	(2,061,881)	(1,931,221)	(2,029,076)	(1,901,079)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Changes in fair value during the three months ended March 31, 2012 and 2011, for the Partnership’s contingent consideration liability, relating to the acquisition of the Scott Spirit, that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Three Months ended March 31,
	2012	2011
	$	$
Fair value at January 1	(10,894)	—
Unrealized gains included in earnings	546	—

Fair value at March 31	(10,348)	—

The unrealized gains on the Partnership’s contingent consideration liability is included in Other income - net in the unaudited Consolidated Statements of Income. The estimated fair value of the Partnership’s contingent consideration liability is based in part upon the Partnership’s projection of new contracts it will obtain during the period from September 1, 2011 to October 1, 2013. More specifically, the number of new ship days and the daily rate for those new ship days, pursuant to the new contracts. The estimated fair value of the consideration liability as of March 31, 2012 is based upon new ship days of 630 days (787 days – December 31, 2011) at an average daily hire rate of $66,300 ($53,043 – December 31, 2011). In developing and evaluating these estimates, the Partnership has used actual number of new ship days and corresponding daily hire rate for the period subsequent to September 30, 2011, but prior to the date of valuation, forecasts for future periods and probabilities of such results, as well as the minimum (zero) and maximum ($12.0 million) payout amount as provided for in the contingent consideration formula. A larger (smaller) number of days, average daily hire rates, and probability of achieving these days and average daily hire rate, would result in a higher (lower) fair value liability.

b)	Financing Receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	March 31, 2012 $	December 31, 2011 $
Direct financing leases	Payment activity	Performing	45,389	50,306

4.	Segment Reporting

The following tables include results for the Partnership’s segments for the periods presented in these consolidated financial statements:

	Shuttle Tanker Segment		Conventional Tanker Segment		FSO Segment		FPSO Segment		Total
	Three Months Ended March 31,
	2012 $	2011 $	2012 $	2011 $	2012 $	2011 $	2012 $	2011 $	2012 $	2011 $
Revenues	144,927	138,232	26,887	35,763	15,025	17,491	57,759	42,285	244,598	233,771
Voyage expenses	27,155	19,028	8,986	6,146	340	291	—	—	36,481	25,465
Vessel operating expenses	36,625	40,785	5,449	5,825	6,867	9,148	22,066	19,372	71,007	75,130
Time-charter hire expense	13,617	20,270	—	—	—	—	—	—	13,617	20,270
Depreciation and amortization	31,371	27,432	3,256	6,045	2,258	3,181	12,726	8,912	49,611	45,570
General and administrative (1)	11,803	12,482	2,212	1,749	973	1,063	5,148	3,436	20,136	18,730
Loss on sale of vessel	—	—	—	—	—	171	—	—	—	171
Write-down of vessels	—	—	—	900	—	—	—	—	—	900
Restructuring charge	—	1,227	—	—	—	2,697	—	—	—	3,924

Income from vessel operations	24,356	17,008	6,984	15,098	4,587	940	17,819	10,565	53,746	43,611

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2012	December 31, 2011
	$	$
Shuttle tanker segment	1,792,010	1,805,639
Conventional tanker segment	222,789	223,388
FSO segment	101,253	101,422
FPSO segment	787,572	786,391
Unallocated:
Cash and cash equivalents	234,742	179,934
Other assets	36,933	47,955

Consolidated total assets	3,175,299	3,144,729

5.	Long-Term Debt

	March 31, 2012	December 31, 2011
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,053,048	1,246,360
Norwegian Kroner Bonds due in 2013 and 2017	210,800	100,417
U.S. Dollar-denominated Term Loans due through 2018	233,550	238,867
U.S. Dollar-denominated Term Loans due through 2023	564,483	443,432

Total	2,061,881	2,029,076
Less current portion	214,274	229,365

Long-term portion	1,847,607	1,799,711

As at March 31, 2012, the Partnership had eight long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1,254.9 million, of which $202.0 million was undrawn. The total amount available under the revolving credit facilities reduces by $169.7 million (remainder of 2012), $323.0 million (2013), $659.4 million (2014), $17.5 million (2015), $26.0 million (2016) and $59.3 million (thereafter). Five of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. The Partnership also has a revolving credit facility of which Teekay Corporation guarantees $65.0 million of the final repayment. In addition to the Partnership covenants described above, Teekay Corporation is also required to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 34 of the Partnership’s vessels, together with other related security.

The Partnership has NOK 600 million in senior unsecured bonds that mature in November 2013 in the Norwegian bond market. As at March 31, 2012, the carrying amount of the bonds was $105.4 million. The Partnership capitalized issuance costs of $1.3 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized over the term of the senior unsecured bonds. The bonds are listed on the Oslo Stock Exchange. Interest payments on the bonds are based on NIBOR plus a margin of 4.75%. The Partnership entered into a cross currency swap to swap the interest payments from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04%, and lock in the transfer of the principal amount at $98.5 million upon maturity in exchange for NOK 600 million. The Partnership also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The LIBOR rate receivable from the interest rate swap is capped at 3.5% (see note 9).

On January 18, 2012, the Partnership issued NOK 600 million of senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at March 31, 2012, the carrying amount of the bonds was $105.4 million. The Partnership capitalized issuance costs of $1.5 million, which is recorded in other non-current assets in the consolidated balance sheet, and is amortized over the term of the senior unsecured bonds. The Partnership will apply to list the bonds on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap, to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount locked in at $101.4 million upon maturity in exchange for NOK 600 million (see note 9).

As at March 31, 2012, six of the Partnership’s 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $233.6 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the six vessels to which the loans relate, together with other related security. As at March 31, 2012, the Partnership had guaranteed $73.1 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $116.7 million and $43.8 million, respectively.

As at March 31, 2012, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit, the Scott Spirit, the Rio das Ostras FPSO unit and the Piranema Spirit FPSO unit which in aggregate totaled $564.5 million. For the Amundsen Spirit and the Nansen Spirit term loans, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with final $29.1 million bullet payments due 2022 and 2023, respectively. The Rio das Ostras, the Peary Spirit, the Scott Spirit and the Piranema Spirit term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2023 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at March 31, 2012, the Partnership had guaranteed $100.0 million of these term loans and Teekay Corporation had guaranteed $464.5 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At March 31, 2012 and December 31, 2011, the margins ranged between 0.30% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at March 31, 2012 was 2.1% (December 31, 2011 - 1.7%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 9).

The aggregate annual long-term debt principal repayments required to be made subsequent to March 31, 2012 are $189.6 million (remainder of 2012), $350.1 million (2013), $830.4 million (2014), $85.1 million (2015), $80.9 million (2016), and $525.8 million (thereafter).

As at March 31, 2012, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.

6.	Restructuring Charge

During the three months ended March 31, 2011, the Partnership sold the FSO unit, Karratha Spirit, and the time-charter contract for the Basker Spirit shuttle tanker was terminated. The Partnership recorded restructuring charges relating to the termination of employment of certain seafarers of the two vessels of approximately $3.9 million during the three months ended March 31, 2011. At March 31, 2012, and December 31, 2011, no restructuring liabilities were recorded in accrued liabilities.

7.	Other Income – Net

	Three Months Ended March 31,
	2012	2011
	$	$
Volatile organic compound emissions plant lease income	459	961
Miscellaneous	966	349

Other income – net	1,425	1,310

8.	Related Party Transactions and Balances

a)	On March 8, 2011, the Partnership acquired Teekay Corporation’s 49% interest in Teekay Offshore Operating L.P. (or OPCO) for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and the issuance of 7.6 million of the Partnership’s common units to Teekay Corporation and a 2% proportionate interest to the General Partner in a private placement (see note 12). The acquisition increased the Partnership’s ownership of OPCO to 100%. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value of $128.0 million for the 49% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $258.3 million.

b)	During the three months ended March 31, 2012, six conventional tankers, two shuttle tankers and two FSO units of the Partnership were employed on long-term, time-charter-out contracts with subsidiaries of Teekay Corporation, and two conventional tankers of the Partnership were employed on long-term, time-charter-out contracts with a joint venture in which Teekay Corporation has a 50% interest. Teekay Corporation and its wholly owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative services needs. In addition, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Revenues (expenses) from such related party transactions were as follows:

	Three Months Ended March 31,
	2012	2011
	$	$
Revenues(1)	30,371	42,288
Vessel operating expenses(2)	(1,737)	(1,256)
General and administrative(3)(4)(5)	(16,195)	(14,688)
Interest expense(6)	(54)	—

(1)	Revenue from long-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation.
(2)	Crew training fees charged by Teekay Corporation.
(3)	Commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation.
(4)	Amounts include $0.3 million and $0.1 million during the three months ended March 31, 2012 and March 31, 2011, respectively, of reimbursements of costs incurred by the General Partner.
(5)	Amounts are net of $0.9 million and $0.9 million during the three months ended March 31, 2012 and March 31, 2011, respectively, of management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation.
(6)	Guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

c)	At March 31, 2012, due from affiliates totaled $8.1 million (December 31, 2011 - $6.1 million) and due to affiliates totaled $52.2 million (December 31, 2011 - $39.7 million). Due to and from affiliates are non-interest bearing and unsecured obligations, and are expected to be settled within the next fiscal year in the normal course of operations.

9.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

As at March 31, 2012, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value /Carrying Amount of Asset/(Liability) (in thousands of U.S. Dollars)		Average Forward Rate (1)	Expected Maturity
					2012	2013
		Hedge	Non-hedge		(in thousands of U.S. Dollars)
Norwegian Kroner	670,000	785	3,853	5.97	79,387	32,847
British Pound	7,700	—	307	0.64	9,685	2,322
Euro	5,050	—	91	0.76	4,272	2,382

		785	4,251		93,344	37,551

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Partnership incurs interest expense on its Norwegian Kroner-denominated bonds. The Partnership has entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest. As at March 31, 2012, the Partnership was committed to two cross currency swaps with the notional amounts of NOK 600 million and $98.5 million, and NOK 600 million and $101.4 million, respectively, which exchange receipts of floating interest based on NIBOR plus a margin of 4.75%, and NIBOR plus a margin of 5.75%, respectively, with payments of floating interest based on LIBOR plus a margin of 5.04%, and a fixed rate of 7.49%, respectively. The Partnership also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. In addition, the cross currency swaps lock in the transfer of the principal amounts at $98.5 million and $101.4 million, respectively, upon maturity in each case in exchange for NOK 600 million. The positive fair value of the cross currency swaps as at March 31, 2012 and December 31, 2011 was $10.8 million and $2.7 million, respectively. The Partnership has not designated, for accounting purposes, the cross currency swaps as hedges.

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

As at March 31, 2012, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	900,000	(199,938)	12.3	4.7
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	609,512	(71,368)	5.6	4.1
U.S. Dollar-denominated interest rate swap (2)(4)	LIBOR	98,500	(996)	1.7	1.1

		1,608,012	(272,302)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at March 31, 2012, ranged between 0.30% and 3.25%.
(2)	Notional amount remains constant over the term of the swap.
(3)	Principal amount reduces quarterly or semi-annually.
(4)	The LIBOR rate receivable is capped at 3.5%.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Accounts Receivable	Current portion of derivative assets	Derivative assets	Accrued liabilities	Current portion of derivative liabilities	Derivative liabilities
As at March 31, 2012
Foreign currency contracts – cash flow hedges	—	1,016	—	—	(231)	—
Foreign currency contracts – not designated as hedges	—	3,665	731	—	(145)	—
Cross currency swap – not designated as hedges	433	2,515	7,816	—	—	—
Interest rate swaps – not designated as hedges	—	—	—	(9,493)	(47,491)	(215,318)

	433	7,196	8,547	(9,493)	(47,867)	(215,318)

As at December 31, 2011
Foreign currency contracts – cash flow hedges	—	549	—	—	(448)	(145)
Foreign currency contracts – not designated as hedges	—	2,192	2	—	(2,532)	(696)
Cross currency swap – not designated as hedges	225	1,577	875	—	—	—
Interest rate swaps – not designated as hedges	—	—	—	(10,406)	(43,416)	(244,157)

	225	4,318	877	(10,406)	(46,396)	(244,998)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive loss, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended March 31, 2012				Three Months Ended March 31, 2011
Balance Sheet (AOCI)	Statement of Income			Balance Sheet (AOCI)	Statement of Income

Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion

989	—	—	Vessel operating expenses	1,983	607	(184)	Vessel operating expenses
	180	20	General and administrative expenses		158	130	General and administrative expenses

989	180	20		1,983	765	(54)

As at March 31, 2012, the Partnership’s accumulated other comprehensive income consisted of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at March 31, 2012, the Partnership estimated, based on the current foreign exchange rates, that it would reclassify approximately $0.3 million of net gains on foreign currency forward contracts from accumulated other comprehensive income to earnings during the next 12 months.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the consolidated statements of income. The effect of the gain (loss) on derivatives not designated as hedging instruments on the consolidated statements of income is as follows:

	Three Months Ended March 31,
	2012	2011
	$	$
Realized (losses) gains relating to:
Interest rate swaps	(15,007)	(13,702)
Foreign currency forward contracts	1,198	418

	(13,809)	(13,284)

Unrealized gains relating to:
Interest rate swaps	24,763	20,765
Foreign currency forward contracts	5,285	3,359

	30,048	24,124

Total realized and unrealized gains on non-designated derivative instruments	16,239	10,840

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of income. For the three months ended March 31, 2012, unrealized gains of $7.9 million (2011 - $6.2 million), and realized gains of $1.0 million (2011 - $0.7 million) were recognized in earnings.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

10.	Income Tax Expense

The components of the provision for income tax expense are as follows:

	Three Months Ended March 31,
	2012	2011
	$	$
Current	(1,362)	(1,484)
Deferred	(123)	(1,169)

Income tax expense	(1,485)	(2,653)

11.	Commitments and Contingencies

a)	The Partnership consolidates certain variable interest entities (or VIEs). In general, a variable interest entity is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if it has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Partnership consolidated Peary Spirit LLC, which owns the newbuilding shuttle tanker, the Peary Spirit, in its consolidated financial statements effective October 1, 2010. On that date, Peary Spirit LLC became a VIE and the Partnership became its primary beneficiary upon the Partnership’s agreement to acquire all of Teekay Corporation’s interests in Peary Spirit LLC. Upon the Partnership’s acquisition of Peary Spirit LLC on August 2, 2011, which coincided with the commencement of the time-charter contract for the Peary Spirit, Peary Spirit LLC was no longer a VIE. Subsequent to the acquisition of the Peary Spirit LLC, this vessel company continues to be consolidated as we hold voting control.

b)	During 2010, an unrelated party contributed a shuttle tanker to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at March 31, 2012.

c)	The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.

On November 13, 2006, the Partnership’s shuttle tanker, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Partnership. The Navion Hispania and the Njord Bravo both incurred damages as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL), a subsidiary of the Partnership, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field (or the Plaintiffs). The claim sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $37 million). The matter was heard before the Stavanger District Court in December 2011. The court found that NOL is liable for damages to the Plaintiffs, but excluded a large part of the indirect or consequential losses from the liability. The court also found that Statoil ASA is liable for the same amount of damages to NOL. The parties have appealed against the decision of the court. As a result of the recent judgment, as at December 31, 2011, the Partnership has recognized a liability of NOK 76,000,000 (approximately $13.4 million, which is a reduced amount in accordance with the court’s decision to exclude a large part of the indirect or consequential losses) and a corresponding receivable from Statoil recorded in other liabilities and other assets, respectively.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The Partnership believes the likelihood of any losses relating to the claim is remote. The Partnership believes that the charter contract relating to the Navion Hispania requires that Statoil be responsible and indemnify the Partnership for all losses relating to the damage to the Njord Bravo. The Partnership and Teekay Corporation also maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Partnership believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by Statoil, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify the Partnership for any losses it may incur in connection with this incident.

d)	In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four newbuilding shuttle tankers to be constructed by Samsung Heavy Industries in South Korea for a total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). As at March 31, 2011, payments made towards these commitments totaled $44.6 million and the remaining payments required to be made under these newbuilding contracts are $78.1 million (2012) and $323.3 million (2013). Upon their scheduled delivery in mid to late 2013, the vessels will commence operations under 10-year, fixed-rate time-charter-out contracts. The contract with BG also includes certain extension options and vessel purchase options exercisable by the charterer.

e)	On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition (see note 3).

12.	Partners’ Equity and Net Income Per Common Unit

At March 31, 2012, 67.0% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

Net Income Per Common Unit

Net income per common unit is determined by dividing net income, after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of common units outstanding during the applicable period.

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnerships’ business, including reserves for maintenance and replacement capital expenditures and anticipated capital requirements. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

During the quarters ended March 31, 2012 and 2011, cash distributions exceeded $0.4025 per common unit and, consequently, the assumed distributions of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per common unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

13.	Write-down of Vessels

During the three months ended March 31, 2011, the Partnership determined that a 1993-built conventional tanker was impaired and wrote down the carrying value of the vessel to fair value, which was the estimated sale price of the vessel, due to a change in the operating plan for the vessel and a general decline in the fair market value of vessels. The Partnership’s consolidated statement of income for the three months ended March 31, 2011 includes a $0.9 million write-down related to this vessel. The write-down is included within the Partnership’s conventional tanker segment.

14.	Change in Accounting Estimate

Effective January 1, 2012, the Partnership reduced the estimated useful life of six of its older shuttle tankers from 25 years to 20 years. As a result of the change in useful life, the Partnership increased its estimate of the residual value of these vessels to reflect the more recent average scrap prices. As a result, depreciation and amortization expense has increased by $3.5 million, and net income attributable to partners has decreased by $2.6 million, or $0.04 per unit, for the three months ended March 31, 2012.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2012

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation, oil production and storage services to the offshore oil industry. We operate shuttle tankers, floating storage and off-take (or FSO) units, floating production, storage and off-loading (or FPSO) units and conventional crude oil tankers. Our current fleet consists of 40 shuttle tankers (including four chartered-in vessels, and four committed newbuildings), three FPSO units, five FSO units and ten conventional oil tankers.

SIGNIFICANT DEVELOPMENTS

In June 2011, we entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers (or the BG Shuttle Tankers), to be constructed by Samsung Heavy Industries for an estimated total delivered cost of approximately $470 million. Upon their scheduled delivery in mid to late 2013, the BG Shuttle Tankers will commence operations under ten-year, fixed-rate contracts. The contract with BG also includes certain extension options and vessel purchase options exercisable by the charterer.

On January 18, 2012, we issued in the Norwegian bond market NOK 600 million in senior unsecured bonds that mature in January 2017. The aggregate principal amount of the bonds is equivalent to approximately $100 million. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. We entered into a cross currency rate swap agreement to swap all interest and principal payments into US dollars, with the interest payments fixed at a rate of 7.49%. The proceeds from the bonds were used for general partnership purposes.

On February 23, 2012, we entered into a $130 million debt facility secured by the Piranema Spirit FPSO unit that matures in February 2017. The interest payments on the facility are based on LIBOR plus a margin of 3%. The principal repayments are identical quarterly payments with a final bullet payment in February 2017. In May 2012, we entered into an interest rate swap agreement to fix LIBOR at 1.009%. The proceeds from the debt facility were used for general partnership purposes including repayment of existing credit facility debt.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We also may acquire other vessels that Teekay Corporation may offer us from time to time in the future and we intend to pursue direct acquisitions from third parties.

Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation is obliged to offer us, prior to July 9, 2012, the Foinaven FPSO, an existing FPSO unit of Teekay Corporation. The purchase price for the Foinaven FPSO unit would be its fair market value plus any additional tax or other similar costs to Teekay Corporation that would be required to transfer the FPSO unit to us.

In October 2010, Teekay Corporation signed a long-term contract with Petroleo Brasileiro S.A. (or Petrobras) to provide an FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly-converted FPSO unit named Petrojarl Cidade de Itajai. This FPSO unit is scheduled to deliver from the shipyard in the third quarter of 2012 and arrive in Brazilian waters early in the fourth quarter of 2012, upon which time the unit is expected to commence operations under a nine-year, fixed-rate time-charter contract with Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its 50 percent interest in this FPSO project at Teekay Corporation’s fully built-up cost, within approximately one year after the commencement of the charter with Petrobras.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (Odebrecht) to jointly pursue FPSO projects in Brazil. As part of the joint venture agreement, Odebrecht is a 50% partner in the Tiro Sidon FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities which, if awarded, may result in the future offer of additional FPSO units to us pursuant to the omnibus agreement.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by an FPSO unit to be constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO project at Teekay Corporation’s fully built-up cost within 365 days after the commencement of the charter, which is expected to occur during the first quarter of 2014.

In November 2011, Teekay Corporation acquired from Sevan Marine ASA (or Sevan) the Hummingbird Spirit FPSO unit (which is currently operating under a short-term charter contract), and has agreed to acquire from Sevan the Voyageur Spirit FPSO unit upon the completion of certain upgrades that are currently expected to be completed in the fourth quarter of 2012. Both FPSO units are eligible to be acquired by us from Teekay Corporation under the omnibus agreement following commencement of charter contracts with a firm period of greater than three years in duration.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 4 – Segment Reporting.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the conventional tanker segment, the FSO segment and the FPSO segment, each of which are discussed below.

Shuttle Tanker Segment

As at March 31, 2012, our shuttle tanker fleet consisted of 36 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 36 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and four were chartered-in, with the remainder owned 100% by us. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time. We also have four newbuilding shuttle tankers on order which are scheduled to deliver in mid to late 2013.

The following table presents our shuttle tanker segment’s operating results for the three months ended March 31, 2012 and 2011, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2012 and 2011 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2012	2011	% Change
Revenues	144,927	138,232	4.8
Voyage expenses	27,155	19,028	42.7

Net revenues	117,772	119,204	(1.2)
Vessel operating expenses	36,625	40,785	(10.2)
Time-charter hire expense	13,617	20,270	(32.8)
Depreciation and amortization	31,371	27,432	14.4
General and administrative (1)	11,803	12,482	(5.4)
Restructuring charge	—	1,227	(100.0)

Income from vessel operations	24,356	17,008	43.2

Calendar-Ship-Days
Owned Vessels	2,912	2,700	7.9
Chartered-in Vessels	348	541	(35.7)

Total	3,260	3,241	0.6

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet for the three months ended March 31, 2012 increased compared to the same period last year, primarily due to the purchase from Teekay Corporation of two newbuilding shuttle tankers, the Peary Spirit and the Scott Spirit, in August 2011 and October 2011, respectively (or the 2011 Newbuilding Shuttle Tanker Acquisitions). Included in calendar-ship-days is one owned shuttle tanker which has been in lay-up since July 2011 following its redelivery to us upon termination of its time-charter-out contract in March 2011.

The average size of our chartered-in shuttle tanker fleet decreased for the three months ended March 31, 2012 compared to the same period last year, primarily due to:

•	the redelivery of one bareboat-in vessel to its owner in October 2011;

•	decreased spot chartered-in vessels for the three months ended March 31, 2012 compared to the same period last year; and

•	more off-hire days for the three months ended March 31, 2012 compared to the same period last year.

Net Revenues. Net revenues decreased for the three months ended March 31, 2012 from the same period last year, primarily due to:

•	a decrease of $2.1 million for the three months ended March 31, 2012 due to the redelivery of one vessel to us in March 2011 upon termination of the time-charter-out contract;

•

a decrease of $0.7 million for the three months ended March 31, 2012 due to fewer opportunities from the same period last year to trade excess capacity in the conventional spot tanker market as a result of decreased demand for conventional crude transportation;

•	a decrease of $0.6 million for the three months ended March 31, 2012 relating to a provision for a claim from a customer; and

•	a decrease of $0.5 million for the three months ended March 31, 2012 due to more repair off-hire days in our time-chartered-out fleet compared to the same period last year;

partially offset by

•

a net increase of $2.0 million for the three months ended March 31, 2012 due to an increase in our time-chartered-out fleet revenues from entering into a new contract and an increase in rates as provided in certain time-charter-out contracts, partially offset by fewer revenue days from the redelivery of two vessels to us in February 2011 and July 2011 as they completed their time-charter agreements; and

•	an increase of $0.6 million for the three months ended March 31, 2012 related to an increase in reimbursable bunker costs.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2012 from the same period last year, primarily due to:

•

a decrease of $2.8 million for the three months ended March 31, 2012 relating to the redelivery of one of our bareboat-in vessels to its owner in October 2011 and the lay up of one of our vessels since July 2011;

•

a decrease of $1.7 million for the three months ended March 31, 2012 in crew and manning costs as compared to the same period last year primarily from reduced helicopter usage, and a change of crew composition; and

•

a decrease of $1.6 million for the three months ended March 31, 2012 due to a decrease in costs related to services and spares and the number of vessels dry docked. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels dry docked;

partially offset by

•	an increase of $1.5 million for the three months ended March 31, 2012 due to the 2011 Newbuilding Shuttle Tanker Acquisitions; and

•

an increase of $0.8 million for the three months ended March 31, 2012 relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2012 from the same period last year, primarily due to:

•	a decrease of $2.6 million for the three months ended March 31, 2012 due to decreased spot in-chartering of vessels and utilizing capacity of our owned fleet;

•	a decrease of $2.2 million for the three months ended March 31, 2012 due to the redelivery of one bareboat-in vessel to its owner in October 2011; and

•	a decrease of $1.8 million for the three months ended March 31, 2012 due to more off hire in the in-chartered fleet.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three months ended March 31, 2012 from the same period last year, primarily due to the 2011 Newbuilding Shuttle Tanker Acquisitions and from accelerated depreciation related to a change in useful life on six older shuttle tankers.

Restructuring Charges. Restructuring charges were $1.2 million for the three months ended March 31, 2011 resulting from the termination of the charter contract of one of our vessels.

Conventional Tanker Segment

As of March 31, 2012, we owned 100% interests in ten Aframax conventional crude oil tankers, six of which operate under fixed-rate time charters with Teekay Corporation, two of which have operated in the spot tanker market since December 2011, and two vessels, which have additional equipment for lightering, which operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture. During the second quarter of 2012, two conventional tankers, the Leyte Spirit and the Luzon Spirit, were laid up indefinitely. We expect that the time-charter contract for one vessel, the Hamane Spirit, will be terminated and we will receive a termination fee during the second quarter of 2012. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our conventional tanker segment’s operating results for the three months ended March 31, 2012 and 2011, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2012 and 2011 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2012	2011	% Change
Revenues	26,887	35,763	(24.8)
Voyage expenses	8,986	6,146	46.2

Net revenues	17,901	29,617	(39.6)
Vessel operating expenses	5,449	5,825	(6.5)
Depreciation and amortization	3,256	6,045	(46.1)
General and administrative (1)	2,212	1,749	26.5
Write-down of vessels	—	900	(100.0)

Income from vessel operations	6,984	15,098	(53.7)

Calendar-Ship-Days
Owned Vessels	910	990	(8.1)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The size of our conventional tanker fleet for the three months ended March 31, 2012 decreased compared to the same period last year, due to the sale of the Scotia Spirit on August 11, 2011.

Net Revenues. Net revenues decreased for the three months ended March 31, 2012 from the same periods last year, primarily due to:

•

a decrease of $6.2 million for the three months ended March 31, 2012, due to the Leyte Spirit and the Luzon Spirit operating in the spot tanker market for the three months ended March 31, 2012 and operating at higher rates under fixed-rate time charters in the same period last year;

•	a net decrease of $3.1 million for the three months ended March 31, 2012, due to more off-hire days and lower reimbursed bunker volumes; and

•	a decrease of $2.4 million for the three months ended March 31, 2012, due to the sale of the Scotia Spirit.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2012 from the same period last year, primarily due to lower operating expenses of $0.5 million relating to the sale of the Scotia Spirit.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three months ended March 31, 2012 from the same period last year, primarily due to the cessation of depreciation of two held-for-sale vessels, the sale of the Scotia Spirit and the write-down of two vessels to their estimated scrap value during the fourth quarter of 2011.

FSO Segment

Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. We have 100% ownership interest in these units. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for the three months ended March 31, 2012 and 2011, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2012 and 2011 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2012	2011	% Change
Revenues	15,025	17,491	(14.1)
Voyage expenses	340	291	16.8

Net revenues	14,685	17,200	(14.6)
Vessel operating expenses	6,867	9,148	(24.9)
Depreciation and amortization	2,258	3,181	(29.0)
General and administrative (1)	973	1,063	(8.5)
Loss on sale of vessel	—	171	(100.0)
Restructuring charge	—	2,697	(100.0)

Income from vessel operations	4,587	940	388.0

Calendar-Ship-Days
Owned Vessels	455	527	(13.7)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

On March 18, 2011 we sold one of our FSO units, the Karratha Spirit, for proceeds of $5.1 million, resulting in a loss of $0.2 million.

Net Revenues. Net revenues for the three months ended March 31, 2012 decreased from the same period last year, primarily due to the sale of the Karratha Spirit in March 2011.

Vessel Operating Expenses. Vessel operating expenses for the three months ended March 31, 2012 decreased $2.3 million from the same period last year, primarily due to the sale of the Karratha Spirit in March 2011.

Depreciation and amortization. Depreciation and amortization expense for the three months ended March 31, 2012 decreased $0.9 million from the same period last year, primarily due to the write down of the carrying value of the Navion Saga to its fair value in December 2011.

Loss on sale of vessel. Loss on sale of vessel for the three months ended March 31, 2011 relates to the sale of the Karratha Spirit in March 2011.

Restructuring charge. Restructuring charges for the three months ended March 31, 2011 were incurred in connection with the termination of employment for certain of the crew members of the Karratha Spirit following the sale of the vessel in March 2011.

FPSO Segment

Our FPSO fleet consists of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras) and the Piranema Spirit, all of which we own 100%. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results for the three months ended March 31, 2012 and 2011 and also provides a summary of the calendar-ship-days for our FPSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2012	2011	% Change
Revenues	57,759	42,285	36.6
Vessel operating expenses	22,066	19,372	13.9
Depreciation and amortization	12,726	8,912	42.8
General and administrative (1)	5,148	3,436	49.8

Income from vessel operations	17,819	10,565	68.7

Calendar-Ship-Days
Owned Vessels	273	180	51.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results: below.

The number of our FPSO units for the three months ended March 31, 2012 increased compared to the same period last year, due to the acquisition of the Piranema Spirit on November 30, 2011.

Revenues. Revenues increased for the three months ended March 31, 2012 from the same period last year, primarily due to:

•	an increase of $14.8 million for the three months ended March 31, 2012, due to the acquisition of the Piranema Spirit in November 2011;

•

an increase of $1.5 million for the three months ended March 31, 2012, due to the recovery of crew and manning costs. In prior periods these recoveries were reported on a net basis in vessel operating expenses;

•	an increase of $1.3 million for the three months ended March 31, 2012, due to increased rates on the Petrojarl Varg based on inflation; and

•	an increase of $1.0 million for the three months ended March 31, 2012, due to increased rates on the Rio das Ostras effective April 2011 as provided in the charter contract;

partially offset by

•

a decrease of $3.1 million for the three months ended March 31, 2012, relating to payments during the first quarter of 2011 to us for services previously rendered to the charterer of the Rio das Ostras.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2012 from the same period last year, primarily due to:

•	an increase of $5.4 million for the three months ended March 31, 2012, due to the acquisition of the Piranema Spirit during November 2011; and

•

a net increase of $1.1 million for the three months ended March 31, 2012, due to the recovery of crew and manning costs, which are reported in revenue in the current period. In prior periods these recoveries were reported on a net basis in vessel operating expenses;

partially offset by

•	a decrease of $3.0 million for the three months ended March 31, 2012, due to repairs on the Rio das Ostras while on yard stay and higher consumables and spares during the first quarter of 2011; and

•	a decrease of $0.4 million for the three months ended March 31, 2012, due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three months ended March 31, 2012 from the same periods last year, primarily due to the acquisition of the Piranema Spirit during the fourth quarter of 2011.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $20.1 million for the three months ended March 31, 2012 from $18.7 million for the same period last year, mainly due to the acquisition of the Piranema Spirit in November 2011.

Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, increased to $12.8 million for the three months ended March 31, 2012 from $8.5 million for the same period last year, primarily due to:

•	an increase of $1.7 million for the three months ended March 31, 2012 from the issuance of the NOK 600 million senior unsecured bonds in January 2012;

•	an increase of $0.8 million for the three months ended March 31, 2012 related to the new $130 million debt facility secured by the Piranema Spirit FPSO unit in February 2012;

•	a net increase of $0.7 million for the three months ended March 31, 2012 due to increased interest rates compared to the same period in the prior year;

•	a net increase of $0.4 million for the three months ended March 31, 2012 due to higher debt balances relating to the Varg FPSO unit; and

•	an increase of $0.4 million for the three months ended March 31, 2012 due to the acquisition of the Scott Spirit and Peary Spirit shuttle tankers.

Realized and Unrealized Gains on Non-designated Derivatives. Net realized and unrealized gains on non-designated derivatives were $16.2 million for the three months ended March 31, 2012, compared to $10.8 million, for the same period last year.

During the three months ended March 31, 2012 and 2011, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.6 billion and $1.5 billion, respectively, with average fixed rates of approximately 4.3% for both periods. Short-term variable benchmark interest rates during these periods were generally 1.1% or less and, as such, we incurred realized losses of $15.0 million and $13.7 million during the three months ended March 31, 2012 and 2011, respectively, under the interest rate swap agreements.

As a result of increases in long-term benchmark interest rates during the three months ended March 31, 2012 and 2011, we recognized unrealized gains of $24.8 million and $20.8 million, respectively.

Foreign Currency Exchange Losses. Foreign currency exchange losses were $2.8 million for the three months ended March 31, 2012 compared to losses of $0.8 million for the same period last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three months ended March 31, 2012, foreign currency exchange losses include realized gains of $1.0 million (2011 - $0.7 million) and unrealized gains of $7.9 million (2011 - $6.2 million) on the cross currency swap and unrealized losses of $9.0 million (2011 - $5.3 million) on the revaluation of the Norwegian Kroner denominated debt.

Other Income. Other income was $1.4 million for the three months ended March 31, 2012 compared to $1.3 million for the same period last year, which was primarily comprised of leasing income from our volatile organic compound (or VOC) equipment and the unrealized gain on the contingent consideration liability. The leasing income is decreasing as the VOC contracts near completion.

Income Tax Expense. Income tax expense was $1.5 million for the three months ended March 31, 2012 compared to income tax expense of $2.7 million for the same period last year. The decrease to income tax expense was primarily due to there being no deferred tax expense relating to our Norwegian entities in the current period, because since the third quarter of 2011, we have taken a full valuation allowance against the deferred tax asset relating to Norwegian tax losses. This decrease is partially offset by an increase in deferred income tax recovery relating to a tax loss on the sale of a vessel in the first quarter of 2011.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, with original terms between three to ten years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures, is generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry-docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 5 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from; incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact our short-term liquidity requirements. As at March 31, 2012, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at March 31, 2012, our total cash and cash equivalents were $234.7 million, compared to $179.9 million at December 31, 2011. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $436.7 million as at March 31, 2012, compared to $202.3 million as at December 31, 2011. The increase in liquidity is primarily the result of the issuance in January 2012 of NOK 600 million ($101.4 million) senior unsecured bonds and the drawdown in February 2012 of a $130 million debt facility secured by the Piranema Spirit FPSO unit which were used in part to prepay existing revolving credit facility debt.

As at March 31, 2012, we had a working capital deficit of $10.0 million, compared to $80.5 million at December 31, 2011. We expect to manage the working capital deficit primarily with net operating cash flow generated in 2012 and, to a lesser extent, existing undrawn revolving credit facilities. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. dollars)	Three Months Ended March 31,
	2012	2011
Net cash flow from operating activities	71,193	61,318
Net cash flow used for financing activities	(19,103)	(106,079)
Net cash flow from investing activities	2,718	1,700

Operating Cash Flows. Net cash flow from operating activities increased to $71.2 million for the three months ended March 31, 2012, from $61.3 million for the same period in 2011, due primarily to a decrease in expenditures for dry docking and related repairs and maintenance costs of $6.8 million, a decrease in time-charter hire expense of $5.8 million, a decrease in vessel operating expenses of $3.9 million, a decrease in restructuring charge of $3.9 million and a decrease in the change in non-cash working capital items related to operating activities of $2.6 million, partially offset by an increase in interest expense of $4.1 million and a decrease in net voyage revenues of $3.2 million.

The $5.8 million decrease in time-charter hire expense for the three months ended March 31, 2012 compared to the same period last year is primarily due to lower time-charter-in days, the redelivery of a vessel during the fourth quarter of 2011 and increased off-hire days in the in-chartered fleet.

The $3.9 million decrease in vessel operating expenses for the three months ended March 31, 2012 compared to the same period last year is primarily due to the redelivery of one of our bareboat-in vessels to its owner during the fourth quarter of 2011, the lay up of one of our vessels during the third quarter of 2011, the sale of one of our vessels in the first quarter of 2011 and a decrease in costs related to services and spares and the number of vessels dry docked or on yard stay, partially offset by the acquisition of the Piranema Spirit FPSO unit in November 2011.

The $3.2 million decrease in net voyage revenues for the three months ended March 31, 2012 compared to the same period last year is primarily due to fewer revenue days in the shuttle tanker fleet due to the redelivery of three vessels partially offset by an increase in time-charter-out contract rates, two of our vessels in the conventional fleet operating in the spot tanker market at lower rates compared to fixed-rate time-charter contracts in the prior year; increased off-hire days; lower reimbursed bunker volumes; the sale of one of our vessels in the conventional fleet during the second quarter of 2011; the sale of one of our units in the FSO fleet during the first quarter of 2011 and a back-pay for services previously rendered to the charterer of the Rio das Ostras FPSO unit during the first quarter of 2011; partially offset by an increase due to the acquisition of the Piranema Spirit FPSO unit.

Financing Cash Flows. During the three months ended March 31, 2012, scheduled debt repayments and prepayments on debt totaled $209.4 million. We used net proceeds from long-term debt of $233.2 million mainly to repay existing revolving credit facility debt and for general partnership purposes.

During the three months ended March 31, 2011, scheduled debt repayments and prepayments on debt totaled $94.8 million. Net proceeds from long-term debt were $177.6 million.

Cash distributions paid by our subsidiaries to non-controlling interests during the three months ended March 31, 2012 and 2011 totaled $2.0 million and $17.4 million, respectively. Cash distributions paid by us to our unitholders and our general partner during the three months ended March 31, 2012 and 2011 totaled $37.8 million and $27.7 million, respectively. The decrease in distribution to non-controlling interests and increase in distributions to our unitholders was mainly attributed to our acquisition from Teekay Corporation of the remaining 49% interest in OPCO in early March 2011. Subsequent to March 31, 2012, cash distributions on our outstanding common units and general partner interest related to the three months ended March 31, 2012 of $39.0 million were declared and subsequently paid on May 14, 2012.

Investing Cash Flows. During the three months ended March 31, 2012, net cash flow used for investing activities was $2.7 million, primarily relating to scheduled lease payments of $4.9 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets, partially offset by expenditures for vessels and equipment.

During the three months ended March 31, 2011, net cash flow from investing activities was $1.7 million, primarily relating to scheduled lease payments of $5.5 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets, and $5.1 million in proceeds from the sale of a vessel, partially offset by expenditures for vessels and equipment.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2012:

	Total	Balance of 2012	2013 and 2014	2015 and 2016	Beyond 2016

	(in millions of U.S. Dollars)
Long-term debt (1)	2,061.9	189.6	1,180.5	166.0	525.8
Chartered-in vessels (Operating leases)	98.0	42.0	49.1	6.9	—
New building installments (2)	401.4	78.1	323.3	—	—

Total contractual obligations	2,561.3	309.7	1,552.9	172.9	525.8

(1)	Excludes expected interest payments of $31.7 million (remainder of 2012), $62.0 million (2013 and 2014), $32.5 million (2015 and 2016) and $9.2 million (beyond 2016). Expected interest payments are based on LIBOR, plus margins which ranged between 0.30% and 3.25%, and on NIBOR, plus margins which ranged between 4.75% and 5.75%, as at March 31, 2012. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.
(2)	Excludes capitalized interest and miscellaneous construction costs. Please read Item 1 – Financial Statements: Note 12(c) – Commitments and Contingencies.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section of our Annual Report on Form 20-F are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a description of our material accounting policies, please read Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2011. As at March 31, 2012, there were no significant changes to accounting estimates or assumptions from those discussed in the Form 20-F, except for the decrease in the estimated useful life of six older shuttle tankers. Please read Item 1 – Financial Statements: Note 14 – Change in Accounting Estimate.

At March 31, 2012, the shuttle tanker segment had goodwill attributable to it. Based on conditions that existed at March 31, 2012, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects;

•	results of operations and revenues and expenses;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market and spot tanker charter rates;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation and our accepting the offers;

•	direct acquisitions from third parties and obtaining offshore projects that we or Teekay Corporation bid on or may be awarded;

•	delivery dates of and financing for newbuildings or existing vessels;

•	vessel operating and crewing costs for vessels;

•	entrance into joint ventures and partnerships with companies;

•	the commencement of service of newbuildings or existing vessels;

•	the duration of dry dockings;

•	potential newbuilding order cancellations;

•	the future valuation of goodwill;

•	our liquidity needs;

•	our compliance with covenants under our credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations; and

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; the inability of the joint venture between Teekay Corporation and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to us; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels of offshore projects from Teekay Corporation or third parties; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2011. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2012

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. From time to time, we use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at March 31, 2012 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance of 2012	2013	2014	2015	2016	There- after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	189.6	350.1	830.4	85.1	80.9	525.8	2,061.9	1,931.2	2.1%

Interest Rate Swaps:
Contract Amount (3)(4)	222.3	230.5	91.7	216.8	87.2	759.5	1,608.0	272.3	4.3%
Average Fixed Pay Rate (2)	2.6%	2.1%	4.9%	4.5%	4.9%	5.2%	4.3%

(1)	Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of March 31, 2012 ranged between 0.30% and 3.25% based on LIBOR and between 4.75% and 5.75% based on NIBOR.
(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR or NIBOR.
(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(4)	Includes an interest rate swap where the LIBOR rate receivable is capped at 3.5% on a notional amount of $98.5 million maturing in 2013.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Brazilian Reals, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge certain of our currency fluctuation risks in the future. At March 31, 2012, we were committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Average Forward Rate (1)	Expected Maturity
			2012	2013
			(in thousands of U.S. Dollars)
Norwegian Kroner	670,000	5.97	$79,387	$32,847
British Pound	7,700	0.64	9,685	2,322
Euro	5,050	0.76	4,272	2,382

			$93,344	$37,551

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest. As at March 31, 2012, we were committed to two cross currency swaps with the notional amounts of NOK 600 million and $98.5 million, and NOK 600 million and $101.4 million, respectively, which exchange receipts of floating interest based on NIBOR plus a margin of 4.75%, and NIBOR plus a margin of 5.75%, respectively, with payments of floating interest based on LIBOR plus a margin of 5.04%, and a fixed rate of 7.49%, respectively. The Partnership also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. In addition, the cross currency swaps lock in the bond principal balances upon maturity from NOK 600 million to $98.5 million and $101.4 million, respectively.

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at March 31, 2012, we were not committed to any bunker fuel swap contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2012

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See “Item 8. Financial Information – Legal Proceedings” in our Annual Report on Form 20-F for the year ended December 31, 2011.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-174221) FILED WITH THE SEC ON MAY 13, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: May 29, 2012	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)